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                 [EVEREST TAX CREDIT INVESTORS, LLC Letterhead]

June 4, 1998

To the Holders of Units in
WNC California Housing Tax Credits, L.P.

RE:      Offer to Purchase up to 745 Units

     We are offering you an opportunity to sell your limited partnership interest ("Units") in WNC California Housing Tax Credits, L.P. (the "Partnership") for cash in the amount of $100 per Unit, and insure a 1998 tax deduction and liquidation of your investment.

         What benefits does a seller receive? Most individual sellers will receive the following:

         a.  $698.50 per Unit tax deduction in 1998 against ordinary income.*

         b.  $201.50 per Unit long term capital loss.*

         c.  $100 per Unit in cash now.

     What tax credits remain? Assuming there are no property fore-closures, the Partnership has indicated that there are approximately $224 of credits remaining through December, 2001 (which we believe to be the end of the credit period). We are offering a guaranteed $100 cash now, plus a potential tax benefit for 1998 worth $291.76*, compared to projected but uncertain tax credits which have a benefit over the next 2 1/2 years. The cash purchase price plus the value of the current year tax loss (a total of $391.76*) exceeds the amount of your remaining credits ($224).

     Why does our company want to purchase these Units? Tax credit and losses generated by the Partnership are more valuable to us, as a corporation, than to an individual investor. We can use all of the tax credits and take a current deduction for all of the passive losses. Current tax laws restrict individual use of both tax credits and passive losses.

     Consider the following analysis for each $1,000 Unit originally purchased:

                           Seller's Tax Credits
                           Earned through 6/30/98*            $  1,517.50
                           Cash From Sale                     $    100.00
                           Current Year Tax Benefit           $    291.76
                              From Sale*                      -----------
                           Total Benefits*                    $1,909.26
                                                               ========


*Assumes a sale date of 6/30/98; the Units were held by individuals from inception; prior passive activity losses have not been utilized; ordinary income and capital gain federal tax rates of 36% and 20%, respectively; the sellers sell all of their interest in the Partnership; and none of the gain from the sale of the Units is attributable to depreciation recapture.

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     The  general  partner  claims that the most recent sale price for the Units was $237, but does not disclose to you when that transaction occurred. The general partner admits that "the current value of a Unit may have been reduced from the last selling date because there are fewer Tax Credits due to passage of time." The general partner refused to provide us with the date of the transaction they used as a comparison. For example, if that transaction took place two years ago, then the tax credits received since then plus the $100 cash offered by Everest exceeds by about $80 the most recent sale price described by the general partner, after deducting customary sales commissions (assumed at 8%). Unit holders that sell to Everest will not pay commissions.

     In any event, the general partner's statements indicate that no transfer of Units has occurred this year. Therefore, this may be your only chance to sell your Units for some time.

      Investors in tax credit partnerships should also consider the following facts:

          Sellers will avoid all recapture tax liability from any foreclosed properties after 1998.

          The Partnership's properties are subject to rent restrictions for 30 years.

          Sale of your Units will NOT result in the recapture of tax credits previously taken.

          Sale of your Units will eliminate troublesome K-1's after 1998.

     You should review carefully our Offer to Purchase dated May 12, 1998, which we previously sent, before deciding whether or not to sell your Units. We urge you to contact your tax advisor regarding your ability to use future credits and tax losses from a sale.

     An additional Agreement of Transfer is enclosed, which can be used to accept our offer. Please execute this document and return it in the enclosed envelope. The purchase price will be reduced by any cash distributions made to you by the Partnership after April 14, 1998 (although we are not aware of any), all tax credits allocated to you after June 30, 1998, and any transfer fees charged by the Partnership.

     The general partner states that Everest may be limited in the number of Units it could purchase unless the Partnership receives persuasive authority that such limitation is unnecessary. Everest has advised the Partnership that its tax counsel, a nationally recognized law firm, will provide the partnership with a legal opinion that Everest believes is adequate under the requirements of the Partnership Agreement, and therefore the Partnership will have no legal reason to limit the number of Units that Everest could purchase in its offer.

     As a reminder, our offer expires on June 15, 1998, at midnight.

     Please call us at (800) 611-4613 if you have any questions.


                                               Everest Tax Credit Investors, LLC